EXHIBIT 99.1

                          October 18, 2012

DUDU MIZRAHI, VP OF ECONOMICS AT BEZEQ, APPOINTED
CFO AND DEPUTY CEO

•	Bezeq Chairman Shaul Elovitch: "Dudu's knowledge and experience, coupled with his professional abilities, will be significant in improving the financial results of the Bezeq Group companies."

The Board of Directors of Bezeq approved the appointment of the Company's VP of Economics, Dudu Mizrahi, to the position of CFO and Deputy CEO. Mizrahi will replace Alan Gelman, who announced his intention to resign at the end of the year.

As a result, the Economics and Finance divisions will be consolidated, which is a logical business and managerial step that is expected to lead to simplification of operations, lower costs and greater efficiency.

Dudu Mizrachi has been at Bezeq for 16 years and has served in several senior positions. He started out as an economist and progressed to head the Regulation Department before becoming VP of Economics approximately five years ago.

Bezeq Chairman Shaul Elovitch said after the appointment: "Dudu's knowledge and experience, coupled with his professional abilities, will be significant in improving the financial results of the Bezeq Group companies."

"Dudu and I have worked together for many years and I am very pleased about the appointment, which will bring new and original thinking to our financial operations," said Avi Gabbay, CEO of Bezeq.